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To:	**File N° 82-4093**
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Beate Fuchs beate.fuchs@holcim.com
Date:	June 5, 2007 / BFU
Total pages:	3
Subject:	Media Release: **Holcim closes the sale of its majority stake in Holcim South Africa**

File N° 82-4093

Please find enclosed the above mentioned media release.

With best regards,

B. Fuchs

Beate Fuchs

dw 6/5

File N° 82-4093

Corporate Communications



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

June 5, 2007

Media Release

Holcim closes the sale of its majority stake in Holcim South Africa

Holcim has completed the sale of 85 percent of its 54 percent stake in Holcim South Africa to AfriSam Consortium (Pty) Ltd based on an enterprise value of ZAR 16.4 billion. The transaction makes Holcim South Africa the leading black-controlled company in the building materials sector and creates an excellent platform for the further development of this company.

Holcim maintains a 15 percent stake in Holcim South Africa. Holcim retains a range of pre-emption and investment rights, which cannot be exercised in a way that would compromise the company's BEE credentials, and will continue to provide technical assistance. As a consequence, the South African company will be deconsolidated and henceforth equity accounted. The proceeds of the sale of ZAR 7.5 billion will be used for the further growth of the Holcim Group.

Holcim South Africa has a consolidated annual capacity of 4.1 million tonnes of cement. For 2006, the company reported sales of CHF 918 million and an operating profit of CHF 253 million, with a workforce of some 2,000. The company has a 62.5 percent interest in Tanzania-based and listed Tanga Cement Company. Holcim South Africa is also involved in the aggregates and ready-mix concrete businesses.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com

File N° 82-4093

This media release is for general information and convenience purposes only and does not constitute a legal instrument. In particular, without limitation, it does not constitute a public or private offering or placement, an offer of or solicitation for the purchase or disposal of, trading or any transaction in any securities (including without limitation Holcim securities) or other offer or solicitation, prospectus, information memorandum, offering circular or similar instrument or investment, legal, tax or other advice in any country and/or law or jurisdiction (including without limitation the Republic of South Africa, the United States of America, the European Economic Area and Switzerland). Investors must not rely on this information for investment decisions. In addition, this media release may contain forward-looking statements and statements on future developments. We wish to call the attention of readers to the fact that such forward-looking statements are made without any guarantee as to the future course of business; these statements involve risks and uncertainties. Due to a variety of factors, the final outcome may under certain circumstances differ considerably from the forward-looking statements made herein.

END